Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2014

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2014).  The date of this Appendix 4E is 29 August 2014.

1.                      The reporting period covers the financial year ended 30 June 2014 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2013 (“Previous Period”).

2.                      Results for announcement to the Market:

		Reporting Period	Movement from Previous Period
2.1	Consolidated revenue from ordinary activities	$5,428,112	Decreased by $2,733,984	Decreased by 33.5%
2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(10,125,197)	Increased by $826,830	Increased by 8.9%
2.3	Consolidated loss attributable to Members of the Company	$(10,125,197)	Increased by $826,830	Increased by 8.9%
2.4	No dividends were paid during the Reporting Period nor are any proposed.
2.5	There is no record date for determining dividend entitlements.
2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                      The unaudited Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 8 of the attached Report.

4.                      The unaudited Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 9 of the attached Report.

5.                      The unaudited Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 10 of the attached Report.

6.                      The unaudited Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided on page 11 of the attached Report

7.                      No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

8.                      The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

9.                      The consolidated net tangible assets as at the end of the Reporting Period were 0.11 cents per share.

The corresponding figure as at the end of the Previous Period was 0.94 cents per share.

10.               During the Reporting Period the Group lost control of its Canadian subsidiary, Gtech International Resources Limited and it’s Chinese subsidiary Genetic Technologies (Beijing) Limited.

ASX APPENDIX 4E (cont.)

11.           As at the end of the Reporting Period, the consolidated Group no longer held an investment in an associate.

12.           Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.           The Company is not a foreign entity.

14.           A commentary on the Company’s financial results for the year ended 30 June 2014 has been provided in the section entitled Operating Results for the Year which can be found on pages 1 to 6 of the attached Report.

15.           The financial information contained in this Preliminary Final Report is based on the attached Report for the year ended 30 June 2014 which is in the process of being audited by the Company’s auditor PricewaterhouseCoopers.

16.           Not applicable.

17.           As noted above in item 15, this Preliminary Final Report is based on accounts which are in the process of being audited.  The 30 June 2014 financial report, when audited, is likely to contain an independent auditor’s report which includes an emphasis of matter paragraph in regards to the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.  Additional disclosure has been included in Note 1(a) of the attached Report.

OPERATING AND FINANCIAL REVIEW

Review of operations

Capital raising

During August 2013, the Company completed the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share, raising a total of $3,000,000, prior to the payment of one-off transaction costs.  A further $4,000,000 was received by the Company under its Share Purchase Plan (“SPP”) during October and November 2013, before the payment of associated costs.  At the same issue price of $0.072 per share (and after allowing for rounding), this resulted in the issue of a further 55,555,635 ordinary shares in the Company.

Convertible notes

On 10 September 2013, the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”).  The details of the Notes were provided to all shareholders in a Notice of Extraordinary General Meeting at which approval for the issue of the Notes was sought from shareholders.  This approval was subsequently received on 29 November 2013.

On 23 December 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

As at 30 June 2014, Notes with a face value of USD 3,250,000 had been converted by Ironridge in return for which Ironridge received 117,161,871 ordinary shares (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment). Subsequent to balance date, further conversion notices were received from Ironridge in respect of Notes with a face value of USD 900,000. These were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment).  Refer below for details.

BREVAGen™ breast cancer risk test

Test samples received

Since launching its BREVAGenTM test in the US market in July 2011, the number of test samples received in each of the subsequent ten quarters has increased.  The start of CY14 however, brought with it severe winter weather conditions across large tracts of the US and this restricted patient and physician physical access to medical centres and willingness to attend for anything other than urgent medical care. Further to this challenge, the holiday period coincided with the introduction of the Affordable Care Act, so-called ObamaCare, which created uncertainty in patients’ understanding of their out-of-pocket expense liability that also restricted the uptake of BREVAGenTM. As a result, the number of test samples received in the March 2014 quarter, was, for the first time since launch, lower than that of the previous quarter.  In the following quarter, the company saw a return of patients to doctors’ offices and improved preparedness to take preventative care decisions, resulting in a return to growth in BREVAGenTM test samples received during the quarter ended 30 June 2014. Total patient samples received during the quarter were 1,096, representing 37% growth over the March 2014 quarter (800 samples).

Total samples received for the year of 3,935 was more than double that received in the previous corresponding period, representing an increase of more than 150%, reinforcing the Company’s decision to place increased focus on breast centres, radiology groups and high-population, health-conscious territories and this continued focused activity is anticipated to result in further growth over the coming quarters. Further, as a result of both increased test sample numbers and positive reimbursement changes since 1 January 2013, total sales revenue for the year increased by more than 400% over the previous corresponding period.  For the year ended 30 June 2014, the Company moved from cash to an accrual basis for recording revenue generated from the sale of the BREVAGenTM test product. This change resulted in a one-off upward adjustment to revenue of $446,000.

OPERATING AND FINANCIAL REVIEW (cont.)

Review of operations (cont.)

BREVAGen™ breast cancer risk test (cont.)

New York State

On 30 August 2013, the Company announced that it had received its Clinical Laboratory Permit from the New York State Department of Health.  This permit, which allows the Company to offer the BREVAGenTM test to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 US states.  The Company is now able to meet requests received from New York physicians to provide the BREVAGenTM test to patients as part of their clinical practice and Phenogen Sciences Inc. (Genetic Technologies’ US subsidiary) has now appointed its first representative to cover this State, with a particular emphasis on New York City.

Further expansion of the Company’s credentialing program

Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

During the year, the Company announced that, through Phenogen Sciences, it had executed a further agreement with InterWest Health to use the InterWest provider network.  The execution of this agreement takes to eight the number of such PPO agreements that the Company has now entered into.  As at the date of this Report, the cumulative total number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” is more than 102 million.

The positive impact of this activity has been demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since its launch.  The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter.

Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials.  Once BREVAGenTM sample volumes reach a significant level and Genetic Technologies has gathered the necessary additional clinical utility data, the Company intends to approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

Reimbursement

Up until the end of the 2012 calendar year, insurance claims for BREVAGenTM were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for the BREVAGenTM test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenTM test under its “Patient Protection Program”.

OPERATING AND FINANCIAL REVIEW (cont.)

Review of operations (cont.)

BREVAGen™ breast cancer risk test (cont.)

Reimbursement (cont.)

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate the claim and thus increasing the time taken to receive reimbursement.

Cost effectiveness studies to improve reimbursement outcomes

Further to the publication in the journal of Cancer Prevention Research, Vol 6 (12) dated 5 December 2013: pp 1328—36, demonstrating the cost effectiveness of the BREVAGenTM test to guide MRI screening, an additional paper has been published demonstrating the cost effectiveness of the BREVAGenTM test to direct chemoprevention.

On 7 March 2014, GTG announced the publication in the journal Applied Health Economics and Health Policy Vol 12 (2): pp 203—17, of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”.  This study was a collaborative project between the Company and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organization.  The study examined the cost-effectiveness of utilizing BREVAGenTM to direct tamoxifen chemoprevention.

An in-silico model of breast cancer and health care processes was used to simulate a population of white women aged 40-69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial.  Women were assessed for risk of developing breast cancer using the BREVAGenTM test to determine eligibility for five years of tamoxifen therapy. The BREVAGenTM test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.2 - 1.66% 5-year risk). The results demonstrated that adding genetic information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by US payers of $50,000 per quality-adjusted life year (QALY) saved.

Clinical utility studies are currently being designed and will be commenced during the latter part of 2014. The data obtained in these studies will be utilised in the direct contracting discussions with Insurers and self-insured employer groups.

Further validation studies supporting BREVAGen™

The Company continues to actively progress research programs with leading international academic collaborators to confirm the utility of genomic risk assessment in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGenTM test.

New Product Development

Planning is well progressed and the Company is on target to release “BREVAGen Plus” in Q4, CY14. The new version of BREVAGenTM incorporates an expanded SNP (Single Nucleotide Polymorphism) panel, providing an increase in the predictive power of the test.  Importantly, it will also be validated in Hispanic and African American women populations, thereby increasing the applicable market and simplifying the marketing process for BREVAGenTM in clinics and breast centres.

The launch of this next generation BREVAGenTM, is anticipated to result in accelerated sample test volume growth.

Australian heritage businesses

The 2014 financial results for the Company’s Australian genetic testing businesses exceeded budget expectations.  These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several competitors.

OPERATING AND FINANCIAL REVIEW (cont.)

Review of operations (cont.)

Licensing and IP

Assertion programs

The Company is asserting actions against a number of different companies in 4 different States in the U.S.

On 24 December 2013, the Company reported that efficiencies in both legal resources and court times have been achieved by consolidating 4 cases, pending in the district of Delaware, in front of the same judge. The consolidation includes significant cases against companies such as Bristol Myers Squibb and Pfizer. These cases are awaiting scheduling orders but have been deferred until the court has ruled on 2 pending invalidity motions brought by 3 of the parties in September 2013 and in February 2014.

On 12 March 2014, the Company announced that a further consolidation had been achieved in the Northern District of California where, following the transfer of the Natera case, it has been consolidated, for at least some of the proceeding with the Agilent case. Following the court’s ruling in favour of the Company, - denying the motion to dismiss based on invalidity, issued on 9 March 2014 - case scheduling and discovery procedures are underway.

In the Glaxo-SmithKline LLC (“GSK”) case in the District of North Carolina, the Company has filed a second amended complaint introducing infringement activities related to a second Company patent. Subsequently, GSK has filed a motion to dismiss based on the familiar invalidity arguments raised by other parties. Further court activities will again be deferred until the ruling of the Judge in this matter.

During the year, the Company announced that it had executed agreements with Genesis Genetics Institute LLC, Genelex Corporation, Reprogenetics LLC, Bio-Reference Laboratories, Inc. and Promega Corporation.

Other licensing activities

There are no updates to report relating to the remaining U.S or European cases.

Other commercial assets

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license or co-develop other assets and technologies in which the Group has an interest.

ImmunAid and transactions with Dr. Mervyn Jacobson

On 18 December 2013, the Company announced that entities associated with the Company’s founder and largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the “Jacobson Entities”), had entered into transactions which, when completed, will result in the disposal by them of 105,937,500 shares in the Company.  Subsequent to that date, the Jacobson Entities disposed of 30,000,000 shares in the Company.

The Jacobson Entities and the Company entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to shareholder approval, the Jacobson Entities will exchange a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for 4,500,000 shares in ImmunAid Limited (“ImmunAid”) owned by the Company at an agreed price of $1.35 per share.  The Jacobson Entities will not be entitled to vote at the Company shareholder meeting to consider the approval of this Agreement.

ImmunAid and the Company have also executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to the Company options to acquire a total of 2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted.  In consideration for the options granted to the Company by ImmunAid, the Company will pay ImmunAid an option fee of $500,000, of which approximately $375,000 will be satisfied by the forgiveness of outstanding debts currently owed to the Company by ImmunAid.  The Company will pay the balance owed on the option fee in cash.

OPERATING AND FINANCIAL REVIEW (cont.)

Review of operations (cont.)

Other commercial assets (cont.)

ImmunAid and transactions with Dr. Mervyn Jacobson (cont.)

On 13 March 2014 the Company released the notice of the Extraordinary General Meeting of shareholders and Sample Proxy for the Meeting.  The notice of meeting also included the Independent Expert’s Report which was required to show that all of the transactions above are fair and reasonable to Non-Associated Shareholders.

On 17 April 2014 the shareholders voted on the special resolution to approve the selective capital reduction by the Company and the disposal by the Company of shares in ImmunAid. The resolution was passed on a show of hands.

On 16 May 2014, the Company announced the completion of Share transactions with Dr Mervyn Jacobson, at which time, the then number of ordinary issued shares in the Company was reduced by 11.4%, from 664,769,002 to 588,831,502, following the cancellation of the shares acquired from the Jacobson Entities. Following the transaction, the Jacobson Entities were left with a total holding of 30,536,184 ordinary shares in the Company, representing 5.19% of the Company’s then total issued capital.

Gtech International Resources Limited

On 12 December 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by the Company to the ASX on 30 July 2013.  As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”).

The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on 6 December 2013.  On 9 December 2013, Simavita lodged documents with the ASX pursuant to which it will also seek a listing of CHESS Depositary Interests (“CDIs”) on the ASX.  The Simavita CDIs were listed on the ASX, under the ASX code “SVA”, on 20 February 2014.

Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital.  As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership.

The retained equity interest was recorded as an available for sale financial asset but has since been sold prior to balance date.

RareCellectTM

Discussions with companies interested in pursuing potential commercial collaborations are continuing.

Financial analysis

Income statement

During the 2014 financial year, the Company’s reported loss after income tax increased from $9,349,483 in the prior year to $10,134,469.  Information relating to this movement is provided below.

Revenues from continuing operations (which include fees from the sale of genetic testing services) increased by 35%, or $1,187,097 as compared to the 2013 financial year.  This increase was primarily due to the increase in sales of the Company’s new BREVAGenTM breast cancer risk assessment test in the USA, which increased by 411%.

During the 2014 financial year, following the deconsolidation of former Canadian subsidiary Gtech International Resources Limited, a one-off gain on deconsolidation of 761,361 was recorded in the Company’s income statement.  During the financial year ended 30 June 2013, there were no such comparative transactions.

OPERATING AND FINANCIAL REVIEW (cont.)

Financial analysis (cont.)

Income statement (cont.)

Other revenue includes the fees generated from the granting of licensing to the Company’s proprietary non-coding technologies.  During the 2014 financial year, the Company’s licensing revenues were $863,832 which represented a decrease of 82% as compared to the result from the previous year of $4,784,913.  The associated commissions payable decreased accordingly from $1,209,865 to $129,749.  Other revenue also included interest received which decreased by 47% from $217,441 to $116,047 due to the decrease in interest rates.  During the 2013 financial year the Company received its first research and tax credit of $181,036 in cash which was reported under the heading other income and expense. In the 2014 financial year the Company changed from reporting this revenue on a cash to an accrual basis thereby increasing the amount reported to $358,395.

Fees that were paid to US Physicians as part of the Group’s expanding speaker program to promote its BREVAGenTM breast cancer risk test increased during the 2014 financial year by 163% to $503,425.

Employee benefits expenses paid to the US employees increased by 52%, or $1,085,780, during the 2014 financial year due to the hiring of additional employees to grow the BREVAGenTM business across the US states.

Other one-off items which contributed to the increase in the Company’s loss from the prior year included:

•                      $691,649 in finance costs that related to the establishment of the convertible note facility included in the balance sheet under borrowings;

•                      $648,374 in fair value losses on financial liabilities at fair value through profit or loss that related to the year-end valuation of the convertible note facility included in the balance sheet under borrowings;

•                      295,533 in fair value gains on financial assets at fair value through profit or loss that related to the year-end valuation of the ImmunAid option fee included in the balance sheet under financial assets at fair value through profit and loss ;

Balance sheet

As at 30 June 2014, the Company’s balance of cash and cash equivalents was $2,831,085 (2013: 1,721,293).  Performance bonds and other deposits of $2,949 (2013: $209,296) included a bond with a German Court of $206,259 in the 2013 financial year which was returned to the Company in the 2014 financial year.

As at 30 June 2014, the Company had disposed of its investments accounted for using the equity method (2013: 3,932,384)  on completion of the share transactions in which the Jacobson Entities (the Company’s major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company’s 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share. As part of the same transaction the Company acquired a financial asset at fair value through profit and loss ($795,533) via the granting to the Company of a total of 2,250,000 options to acquire ordinary shares in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted.

Statement of cash flows

The total net operating and investing cash outflows for the year were $10,754,713 (2013: $7,695,431) and included costs associated with the Company’s US subsidiary Phenogen Sciences Inc. of $5,671,000. Net cash inflows from financing activities of $11,922,964 included $6,341,502 from the issue of ordinary shares net of transaction costs and $5,581,462 from the proceeds of borrowings.

On behalf of the Board of Directors

DR. MALCOLM R. BRANDON
Chairman

Melbourne, 29 August 2014

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Preliminary Financial Statements

for the year ended

30 JUNE 2014

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2014

		Consolidated
		2014	2013
	Notes	$	$
Revenue from continuing operations — genetic testing services		4,564,280	3,377,183
Less: cost of sales	3	(1,837,729)	(1,945,467)
Gross profit from continuing operations — genetic testing services		2,726,551	1,431,716
Other revenue	4	979,879	5,002,354
Other income	5	955,025	235,490
Gain on disposal of subsidiary	6	761,361	—
Selling and marketing expenses		(6,251,595)	(5,266,818)
General and administrative expenses		(3,173,109)	(4,413,782)
Licensing, patent and legal costs		(1,079,199)	(2,399,824)
Laboratory and research and development costs		(3,298,127)	(3,462,466)
Finance costs		(744,199)	(38,968)
Fair value loss on financial liabilities at fair value through profit or loss		(648,374)	—
Share of net loss of associate accounted for using the equity method		(362,682)	(437,185)
Loss from continuing operations before income tax expense		(10,134,469)	(9,349,483)
Income tax expense		—	—
Loss for the year		(10,134,469)	(9,349,483)
Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations		(149,162)	9,347
Exchange gains / (losses) on translation of non-controlled foreign operations		86	17,073
Other comprehensive profit / (loss) for the year, net of tax		(149,076)	26,420
Total comprehensive loss for the year		(10,283,545)	(9,323,063)

Profit loss for the year is attributable to:
Owners of Genetic Technologies Limited		(10,125,197)	(9,298,367)
Non-controlling interests		(9,272)	(51,116)
Total loss for the year		(10,134,469)	(9,349,483)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(10,274,359)	(9,289,020)
Non-controlling interests		(9,186)	(34,043)
Total comprehensive loss for the year		(10,283,545)	(9,323,063)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	20	(1.76)	(1.97)
Diluted loss per share (cents per share)	20	(1.76)	(1.97)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 30 June 2014

		Consolidated
		2014	2013
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	8	2,831,085	1,721,293
Trade and other receivables	9	1,111,565	328,642
Prepayments and other assets	10	414,910	398,185
Performance bond and deposits	11	2,949	209,296
Total current assets		4,360,509	2,657,416

Non-current assets
Investments accounted for using the equity method	12	—	3,932,384
Property, plant and equipment	13	394,164	423,168
Intangible assets and goodwill	14	1,178,993	1,306,559
Financial assets at fair value through profit or loss	15	795,533	—
Total non-current assets		2,368,690	5,662,111
Total assets		6,729,199	8,319,527
LIABILITIES
Current liabilities
Trade and other payables	16	1,449,187	1,375,536
Deferred revenue	17	153,226	320,781
Provisions	18	715,603	768,699
Total current liabilities		2,318,016	2,465,016

Non-current liabilities
Provisions	18	81,280	96,224
Borrowings	19	2,502,384	—
Total non-current liabilities		2,583,664	96,224
Total liabilities		4,901,680	2,561,240
Net assets		1,827,519	5,758,287

EQUITY
Contributed equity		90,080,492	83,735,845
Reserves		3,922,140	3,951,771
Accumulated losses		(92,175,113)	(82,049,916)
Parent entity interest		1,827,519	5,637,700
Non-controlling interests		—	120,587
Total equity		1,827,519	5,758,287

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2014

		Consolidated
		2014	2013
	Notes	$	$
Cash flows from / (used in) operating activities
Receipts from customers		4,007,591	8,460,774
Payments to suppliers and employees		(15,058,176)	(16,213,984)
Interest received		116,047	275,399
Interest and finance charges paid		(52,550)	(38,968)
Net cash flows from / (used in) operating activities	8	(10,987,088)	(7,516,779)
Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		—	1,201
Purchases of plant and equipment		(47,917)	(53,611)
Proceeds from the sale of shares in associate		—	46,951
Proceeds from the sale of available-for-sale financial assets		577,497	—
Cash disposed on loss of control of subsidiary		(162,576)	—
Advances to associates		(20,470)	(173,193)
Payment for financial assets at fair value through profit or loss		(114,159)	—
Net cash flows from / (used in) investing activities		232,375	(178,652)
Cash flows from / (used in) financing activities
Proceeds from the issue of shares		7,000,000	481,500
Equity transaction costs		(658,498)	(25,797)
Net proceeds from borrowings		5,581,462	—
Net cash flows from / (used in) financing activities		11,922,964	437,955
Net increase / (decrease) in cash and cash equivalents		1,168,251	(7,257,476)
Cash and cash equivalents at beginning of year		1,721,293	8,900,235
Net foreign exchange difference		(58,459)	78,534
Cash and cash equivalents at end of year	8	2,831,085	1,721,293

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2014

	Attributable to Members of Genetic Technologies Limited				Non-
	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at 30 June 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the year	—	—	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive income	—	9,347	—	9,347	17,073	26,420
Total comprehensive income / loss)	—	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners
Contributions of equity (net)	455,703	—	—	455,703	—	455,703
Share-based payments	—	223,005	—	223,005	—	223,005
	455,703	223,005	—	678,708	—	678,708
Balance at 30 June 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the year	—	—	(10,125,197)	(10,125,197)	(9,272)	(10,134,469)
Other comprehensive loss	—	(149,162)	—	(149,162)	86	(149,076)
Total comprehensive loss	—	(149,162)	(10,125,197)	(10,274,359)	(9,186)	(10,283,545)
Transactions with owners in their capacity as owners
Contributions of equity (net)	6,341,472	—	—	6,341,472	—	6,341,472
Value of shares issued on conversion of convertible notes	3,572,877	—	—	3,572,877	—	3,572,877
Value of shares cancelled as part of the swap deal	(3,569,702)	—	—	(3,569,702)	—	(3,569,702)
Share-based payments	—	119,531	—	119,531	—	119,531
Removal of non-controlling interests on de-consolidation	—	—	—	—	(111,401)	(111,401)
	6,344,647	119,531	—	6,464,178	—	6,352,777
Balance at 30 June 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2014

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements are disclosed in Note 2.

Going concern

During the 2014 financial year, the Company incurred a total comprehensive loss after income tax of $10,283,545 (2013: $9,323,063) and net cash outflows from operations of $10,987,088 (2013: $7,516,779).

As at 30 June 2014, the Company held cash reserves of $2,831,085 and had net current assets of $2,042,493. As at the date of the report the opening cash balance is $1,311,943.

Given this cash balance position, the Company is urgently reviewing a number of funding alternatives with the objective of obtaining further capital to fund ongoing business operations of the group.

The continuing viability of the Company and the group’s ability to continue as a going concern and meet its debts and commitments as and when they fall due is wholly dependent on the Company being successful in closing out, in the very near term, all of the potential transactions referred to below.

Though the Company is not yet in a position to detail specific elements of each of the potential transactions it is working on and there are no binding commitments on any parties to enter into such transactions, the Company provides the following details:

•                  Following a review of the operations of the business the immediate sale of non- core assets identified to raise capital;

•                  Issue of a new debt / hybrid equity in the near term to raise capital;

•                  Potential conversions under the Company’s existing facility with Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd (Ironridge Facility)

•                  Issue of new equity in the Company in the near term to raise capital, subject to shareholder approval;

The Company has convened a general meeting for 30 September 2014 to consider approving further conversions under the Company’s existing facility with Ironridge.  Where a conversion occurs after shareholder approval that would reduce the Company’s indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company.

Due to the significant uncertainty surrounding the timing and quantum of the above events, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above events and, accordingly, have prepared the preliminary financial report on a going concern basis.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)             Basis of preparation (cont.)

Events subsequent to balance date

Convertible Notes

Subsequent to 30 June 2014, Redeemable Convertible Notes with a face value of USD 900,000 were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustment).  As a result of this conversion, the face value of the remaining Notes has been reduced to USD 850,000 as at the date of this Report.

On 28 August 2014 the Company announced that it has convened a general meeting for 30 September 2014 to consider approving further conversions under the Company’s existing facility with Ironridge.  Where a conversion occurs after shareholder approval that would reduce the Company’s indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company.

Options

On 31 July 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including 31 May 2019, subject to certain vesting conditions.

Licensing

On 14 August 2014 the Company announced that it had executed a Settlement and Release Agreement with Histogenetics LLC. New York, USA. The precise commercial terms of this Agreement are covered by formal confidentiality provisions and cannot be disclosed.  This Agreement was achieved as a result of GTG’s continuing patent assertion and monetization efforts in the USA.

On 26 August 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

(b)         New accounting standards and interpretations

(i)        Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The following new and revised standards and interpretations have been adopted in the current period and have affected the amounts reported in these financial statements.

•             AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

AASB 13 explains how to measure fair value and aims to enhance fair value disclosures; it does not change when an entity is required to use fair value to measure an asset or liability.

•             AASB 2012-2 Amendments to Australian Accounting Standards — Disclosures — Offsetting Financial Assets and Financial Liabilities

AASB 2012-2 amendments do not change the current offsetting rules in AASB 132, but they clarify that the right of set-off must be available today (ie not contingent on a future event) and must be legally enforceable in the normal course of business as well as in the event of default, insolvency or bankruptcy. There are more extensive disclosures which focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements, irrespective of whether they are offset.  The amendments did not have a significant impact to the Group.

•             AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements Revised Corporations Regulations 2M.3.03

AASB 2011-4 amendments remove the individual key management personnel disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard. Following the release of revised Corporations Regulations, all of the detailed disclosures will have to be included in the remuneration report for financial years commencing on or after 1 July 2013. Aggregate disclosures will still be required for the notes to the financial statements.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)             New accounting standards and interpretations (cont.)

(ii)                                Standards and Interpretations in issue but not yet adopted

In respect of the year ended 30 June 2014, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2014 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 , AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010), AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures and AASB 2013-9 Amendments to Australian Accounting Standards - Conceptual Framework, Materiality and Financial Instruments (effective 1 January 2017)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until 1 January 2017 but is available for early adoption.  When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss.

The standard is not expected to have an impact on the Group’s accounting for financial instruments.  All available-for-sale financial assets have been designated as not held for trading, such that fair value gains and losses are recognised in other comprehensive income.  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt AASB 9.

•             AASB 2013-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets.  These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period.  They will not affect any of the amounts recognised in the financial statements.  The Group intends to apply the amendment from 1 July 2014.

•             Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycle (effective 1 July 2014)

In June 2014, the IASB approved a number of amendments to International Financial Reporting Standards as a result of the annual improvements project.  These include AASB-2 “Share based payments” and AASB 8, “Operating segments”. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

•             Revenue From Contracts With Customers

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer — so the notion of control replaces the existing notion of risks and rewards. While the AASB has not yet issued an equivalent standard, they are expected to do so in the second half of 2014.

The Group has not yet considered the impact of the new rules on its revenue recognition policies. It will undertake a detailed assessment in the near future. The Group intends to apply the amendment from 1 July 2017.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2014 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all entities (including structured entities) over which the group has control.  The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.  In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.  If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(d)             Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)             Foreign currency translation (cont.)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(e)              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(f)               Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(g)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Revenue from the sale of the BREVAGen™ test

Refer Note 1(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test.

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees, royalties and annuities received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Refer also to Note 1(x).  Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognised as an employee benefits expense, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-

owned tax subsidiaries.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)             Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognised using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

(p)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(q)            Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 1 and 5 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(t)                Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(u)             Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(w)           Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(x)             Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a license agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(y)             Employee benefits

(i) Short-term obligations

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y)             Employee benefits (cont.)

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service.  They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(z)              Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(aa)      Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(ab)      Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(ac)       Financial assets and liabilities

During the year ended 30 June 2014, the Group acquired a financial asset and liability at fair value through profit or loss.  Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognised in profit or loss.

2.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)             Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 1(s) and 1(t).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 1(j), 1(k) and 1(l)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Revenue from the sale of the BREVAGen™ test

During the financial year ended 30 June 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective 1 January 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen™ tests it performs.  However, given the relatively short period of time since this change, a reliable estimate of the amount of revenue expected to be received in respect of each BREVAGen™ test cannot yet be made in accordance with AASB 118 Revenue (IAS 18).  Accordingly, the sales received during the financial year ended 30 June 2013 were also recorded on a cash basis.

As at 30 June 2014, the Company now has enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received.  Accordingly the Group now recognises the revenue on the BREVAGen test on an accruals basis. A one-off adjustment to increase revenue at this date was made for $446,000.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

3.                  COST OF SALES

	Consolidated
	2014	2013
	$	$
Inventories used	929,538	823,139
Direct labour costs	716,731	785,722
Depreciation expense	126,942	173,300
Inventories written off / (back)	64,518	163,306
Total cost of sales	1,837,729	1,945,467

4.                  OTHER REVENUE

License fees received	628,497	3,579,677
Royalties and annuities received	235,335	1,205,236
Interest revenue	116,047	217,441
Total other revenue	979,879	5,002,354

5.                  OTHER INCOME

Net foreign exchange gains	167,584	46,264
Net profit / (loss) on disposal of plant and equipment	53,277	(1,416)
Management fees received	38,267	8,000
Research and development tax credit	358,395	181,036
Net profit on disposal of investments accounted for using the equity method	—	1,606
Fair value gains on financial assets at fair value through profit or loss	295,533	—
Net gain on sale of available-for-sale financial assets	41,969	—
Total other income and expenses	955,025	235,490

6.                  GAIN ON DISPOSAL OF SUBSIDIARY

Fair value of retained interest in subsidiary	535,529	—
Removal of net liabilities on loss of control of a subsidiary	(9,172)	—
Reclassification of foreign currency reserve on loss of control of a subsidiary to profit or loss	123,603	—
Removal of non-controlling interests	111,401	—
Total gain on deconsolidation of subsidiary	761,361	—

Note:                  On 12 December 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by the Company to the ASX on 30 July 2013.  As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”).

The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on 6 December 2013.  On 9 December 2013, Simavita lodged documents with the ASX pursuant to which it will also seek a listing of CHESS Depositary Interests (“CDIs”) on the ASX.  The Simavita CDIs were listed on the ASX, under the ASX code “SVA”, on 20 February 2014.

Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital.  As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership.

On this date the subsidiary was deconsolidated and the retained interest was recognised as an available for sale financial asset recognised at fair value. This asset has since been sold prior to balance date.

The Gtech International Resources Limited subsidiary was allocated to the Corporate segment (refer Note 21).

7.                  EXPENSES

	Consolidated
	2014	2013
	$	$
Amortisation of intangible assets	127,566	127,565
Depreciation of fixed assets	83,937	97,444
Employee benefits expenses	6,797,341	6,938,342
Operating lease expenses	386,694	369,254
Research and development expenses	652,994	573,377

8.                  CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents
Cash at bank and on hand	2,831,085	1,721,293
Total cash and cash equivalents	2,831,085	1,721,293

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:

Loss for the year after income tax	(10,134,469)	(9,349,483)

Adjust for non-cash items

Amortisation and depreciation expenses	338,445	398,309
Share-based payments expense	119,531	223,005
Share of loss of associate	362,682	437,185
Fair value gain on deconsolidation of subsidiary	(225,833)	—
Net (gain)/loss on sale of available for sale financial assets	(41,969)	—
Fair value gains on financial assets at fair value through profit or loss	(295,533)	—
Fair value losses on financial liabilities at fair value through profit or loss	447,769	—
Provision for advance to associate	—	173,193
Net (profit) / loss on disposal of plant and equipment	(53,277)	1,416
Net foreign exchange (gains) / losses	46,344	(52,114)
Net (profit) / loss on disposal of shares in associate	—	(1,606)

Adjust for changes in assets and liabilities

(Increase) / decrease in trade and other receivables	(782,923)	167,333
(Increase) / decrease in prepayments and other assets	(16,725)	137,940
(Increase) / decrease in performance bonds and deposits	206,347	(191,836)
(Increase) / decrease in financial assets at fair value through profit or loss	(795,533)	—
Increase / (decrease) in trade and other payables	73,651	469,764
Increase / (decrease) in deferred revenue	(167,555)	54,135
Increase / (decrease) in provisions	(68,040)	15,980
Net cash flows from / (used in) operating activities	(10,987,088)	(7,516,779)

8.                  CASH AND CASH EQUIVALENTS (cont.)

	Consolidated
	2014	2013
	$	$
Financing facilities available
As at 30 June 2014, the following financing facilities had been negotiated and were available:

Total facilities
Credit cards	277,298	215,603

Facilities used as at reporting date
Credit cards	(26,577)	(60,918)

Facilities unused as at reporting date
Credit cards	250,721	154,685

9.                  TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	1,004,395	513,633
Less: provision for doubtful debts	(108,925)	(214,285)

Net trade receivables	895,470	299,348
Other receivables	216,095	29,294
Total net current trade and other receivables	1,111,565	328,642

Note:        Trade and other receivables for the Group include amounts due in US dollars of USD 511,307 (2013: USD 42,140) and European euros of EUR 90,000 (2013: EUR 90,000).

10.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	201,916	184,394
Inventories at the lower of cost and net realisable value	212,994	213,791
Total current prepayments and other assets	414,910	398,185

11.           PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	—	206,259
Deposits	2,949	3,037
Total current performance bonds and deposits	2,949	209,296

12.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate	—	3,932,384
Total non-current investments accounted for using the equity method	—	3,932,384

Note:        On 18 December 2013, the Company announced that it had entered into an agreement to sell its entire investment in ImmunAid Limited, subject to shareholder approval. On 17 April 2014 the shareholders passed the resolution to proceed with the transaction on a show of hands.  On 16 May 2014 the Company announced the completion of the share transactions in which the Jacobson Entities (the Company’s major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company’s 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share.

13.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2014	2013
	$	$
Laboratory equipment, at cost	3,479,145	3,880,330
Less: accumulated depreciation	(2,743,213)	(2,824,044)
Less: impairment loss	(426,950)	(751,325)
Net laboratory equipment	308,982	304,961

Computer equipment, at cost	728,323	695,288
Less: accumulated depreciation	(668,002)	(617,439)
Net computer equipment	60,321	77,849

Office equipment, at cost	229,104	224,949
Less: accumulated depreciation	(207,160)	(190,301)
Net office equipment	21,944	34,648

Equipment under hire purchase, at cost	1,251,114	1,282,389
Less: accumulated depreciation	(1,251,114)	(1,272,389)
Less: impairment loss	—	(10,000)
Net equipment under hire purchase	—	—

Leasehold improvements, at cost	111,873	111,873
Less: accumulated depreciation	(108,956)	(106,163)
Net leasehold improvements	2,917	5,710
Total net property, plant and equipment	394,164	423,168

Reconciliation of property, plant and equipment
Opening gross carrying amount	6,194,829	6,222,730
Add: additions purchased during the year	181,875	53,611
Less: disposals made during the year	(577,145)	(81,512)
Closing gross carrying amount	5,799,559	6,194,829

Opening accumulated depreciation and impairment losses	(5,771,661)	(5,579,812)
Add: disposals made during the year	577,145	78,895
Less: depreciation expense charged	(210,879)	(270,744)
Closing accumulated depreciation and impairment losses	(5,405,395)	(5,771,661)
Total net property, plant and equipment	394,164	423,168

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
	amount	during year	during year	impairment loss	amount
Asset category	$	$	$	$	$
Laboratory equipment	304,961	144,685	—	(140,664)	308,982
Computer equipment	77,849	33,035	—	(50,563)	60,321
Office equipment	34,648	4,155	—	(16,859)	21,944
Leasehold improvements	5,710	—	—	(2,793)	2,917
Totals	423,168	181,875	—	(210,879)	394,164

14.           INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2014	2013
	$	$
Patents
Patents, at cost	36,662,592	36,594,310
Less: accumulated amortisation	(32,889,940)	(32,797,420)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	140,314	164,552

Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(309,982)	(206,654)
Total net other intangible assets	723,291	826,619

Goodwill
Goodwill, at cost	358,012	358,012
Less: accumulated impairment	(42,624)	(42,624)
Total net goodwill	315,388	315,388
Total net intangible assets and goodwill	1,178,993	1,306,559

Reconciliation of patents
Opening gross carrying amount	36,594,310	36,322,585
Adjust for exchange rate movements	68,282	271,725
Closing gross carrying amount	36,662,592	36,594,310

Opening accumulated amortisation and impairment losses	(36,429,758)	(36,133,795)
Add: amortisation expense charged (refer below)	(24,238)	(24,238)
Add: impairment losses (refer below)	—	—
Adjust for exchange rate movements	(68,282)	(271,725)
Closing accumulated amortisation and impairment losses	(36,522,278)	(36,429,758)
Total net patents	140,314	164,552

Reconciliation of other intangible assets
Opening net carrying amount	826,619	929,946
Add: amortisation expense charged (refer below)	(103,328)	(103,327)
Total net other intangible assets	723,291	826,619

Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill written off	—	—
Closing gross carrying amount	358,012	358,012

Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill written off	—	—
Closing accumulated impairment losses	(42,624)	(42,624)
Total net goodwill	315,388	315,388

14.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 7 years as at 30 June 2014.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,566 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,328) and licensing, patent and legal costs ($24,238).

Allocation of goodwill

The goodwill has been allocated to the operations segment (refer note 21).

15.           FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (NON-CURRENT)

	Consolidated
	2014	2013
	$	$
Option Fee — ImmunAid Limited	795,533	—
Total financial assets at fair value through profit and loss	795,533	—

On 16 May 2014, as part of the share exchange agreement approved at an Extraordinary General meeting of Shareholders held on 17 April, ImmunAid Limited (ImmunAid) granted the Company a total of 2,250,000 options to acquire ordinary shares in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted. As part of the consideration the Company paid ImmunAid an option fee of $500,000 of which $114,159 was paid in cash and the balance of $ 385,841 was applied against outstanding debts.

16.           TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	900,275	622,216
Other payables	311,746	377,829
Accrued expenses	237,166	375,491
Total current trade and other payables	1,449,187	1,375,536

Note:        Trade payables and other payables for the Group include amounts due in US dollars of USD 331,481 (2013: USD 307,332), Chinese yuan of CNY NIL (2013: CNY 41,291), Canadian dollars of NIL (2013: CAD 171,900), European euros of EUR 75,752 (2013: EUR 20,804), Swiss francs of CHF 2,790 (2013: CHF 3,090), New Zealand dollars of NZD 861 (2013: NZD 839) and Japanese yen of NIL (2013: JPY 62,928).

17.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	153,226	320,781
Total current deferred revenue	153,226	320,781

18.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	370,327	415,511
Long service leave	345,276	353,188
Total current provisions	715,603	768,699
Non-current provisions
Long service leave	81,280	96,224
Total non-current provisions	81,280	96,224
Total provisions	796,883	864,923

18.           PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2014	2013
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	415,511	439,186
Add: obligation accrued during the year	388,935	382,655
Less: utilised during the year	(434,119)	(406,330)
Balance at the end of the financial year (note)	370,327	415,511
Reconciliation of long service leave provision
Balance at the beginning of the financial year	449,412	409,757
Add: obligation accrued during the year	58,415	50,995
Less: utilised during the year	(81,271)	(11,340)
Balance at the end of the financial year (note)	426,556	449,412

Note:        The current provisions for annual leave and long service leave include a total amount of $345,276 (2013: $353,188) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

19.           BORROWINGS (NON-CURRENT)

Redeemable convertible notes at fair value	2,502,384	—
Total borrowings	2,502,384	—

Note:        Borrowings for the Group include amounts due in US dollars of USD 2,362,000 (2013: NIL)

On 23 December 2013, Genetic Technologies Limited issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. GTG received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs. As at 30 June 2014, Notes with a face value of USD 3,250,000 had been converted in return for which Ironridge has received 117,161,871 ordinary shares in GTG (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment).

After balance sheet date, Notes with a face value of USD 900,000 were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustments).  As a result of the above conversions, the face value of Notes remaining is reduced to USD 850,000.

20.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2014	2013
	$	$
Loss for the year attributable to the owners of Genetic Technologies Limited	(10,125,197)	(9,298,367)
Weighted average number of ordinary shares used in calculating loss per share	574,557,747	472,084,970

Note:        None of the 7,775,000 (2013: 9,525,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

21.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.

The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	2014	4,564,280	53,277	4,617,557	(6,170,433)
	2013	3,377,183	(1,419)	3,375,764	(6,725,608)
Licensing	2014	—	863,832	863,832	(215,367)
	2013	—	4,784,913	4,784,913	2,385,088
Research	2014	—	358,395	358,395	(294,600)
	2013	—	181,036	181,036	(392,341)
Sub-total	2014	4,564,280	1,275,504	5,839,784	(6,680,400)
	2013	3,377,183	4,964,530	8,341,713	(4,732,861)
Corporate	2014	—	1,420,761	1,420,761	(3,454,069)
	2013	—	273,314	273,314	(4,616,622)
Totals	2014	4,564,280	2,696,265	7,260,545	(10,134,469)
	2013	3,377,183	5,237,844	8,615,027	(9,349,483)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Operations	2014	2,410,598	(1,466,106)	(281,501)	180,065
	2013	1,960,237	(1,477,080)	(333,058)	42,469
Licensing	2014	318,341	(188,443)	(25,926)	—
	2013	184,103	(100,458)	(28,195)	712
Research	2014	202,305	(74,853)	(14,695)	—
	2013	35,224	(119,767)	(19,192)	990
Sub-total	2014	2,931,244	(1,729,402)	(322,122)	180,065
	2013	2,546,754	(1,765,440)	(379,144)	44,171
Corporate	2014	3,797,955	(3,172,278)	(16,323)	1,810
	2013	5,772,773	(795,800)	(19,165)	9,440
Totals	2014	6,729,199	(4,901,680)	(338,445)	181,875
	2013	8,319,527	(2,561,240)	(398,309)	53,611

21.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
Segment		$	$	$	$
Australia	2014	2,867,665	2,273,473	5,141,138	(6,470,068)
	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
USA	2014	1,696,615	422,157	2,118,772	(3,974,981)
	2013	329,511	(906,929)	(577,418)	(4,330,769)
China	2014	—	633	633	363,886
	2013	—	—	—	(10,258)
Canada	2014	—	—	—	(38,345)
	2013	—	—	—	(211,397)
Switzerland	2014	—	2	2	(14,961)
	2013	—	2	2	(14,812)
Totals	2014	4,564,280	2,696,265	7,260,545	(10,134,469)
	2013	3,377,183	5,237,844	8,615,027	(9,349,483)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Australia	2014	5,939,694	9,336,251	(320,476)	162,934
	2013	7,809,210	7,698,493	(376,424)	45,164
USA	2014	784,829	(14,091,395)	(17,969)	18,941
	2013	279,137	(9,584,715)	(21,885)	8,447
China	2014	—	—	—	—
	2013	—	(364,005)	—	—
Canada	2014	—	—	—	—
	2013	219,380	(172,219)	—	—
Switzerland	2014	4,676	(146,536)	—	—
	2013	11,800	(138,794)	—	—
Totals	2014	6,729,199	(4,901,680)	(338,445)	181,875
	2013	8,319,527	(2,561,240)	(398,309)	53,611

Additional segment disclosures

Other revenues and income - corporate includes interest received of $116,047 (2013: $217,441).

Expenses - corporate includes employee benefits expenses of $1,537,479 (2013: $1,756,159) and a share of loss in associate of $362,682 (2013: $437,185).

Assets - corporate includes cash of $2,831,085 (2013:$1,721,293).

Liabilities - corporate includes trade and other payables of $486,612 (2013: $579,570) and provisions of $183,283 (2013: $216,231).

The Corporate business and the Australian geographic segments include a share of loss in associate of $362,682 (2013: $437,185).

There were no intersegment sales.

21.           SEGMENT INFORMATION (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2014	2013
	$	$
Loan payable (USA) and loan receivable (Australia)	13,663,653	9,313,022
Loan payable (China) and loan receivable (Australia)	—	633
Loan payable (Switzerland) and loan receivable (Australia)	143,210	135,210
Accounts payable (China) and accounts receivable (Australia)	—	351,712
Foreign exchange gain (USA) and foreign exchange loss (Australia)	422,157	905,700
Cost of sales (USA) and sales (Australia)	154,555	49,136

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2014, there was one customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended 30 June 2013, there were no such customers.

22.           SUBSEQUENT EVENTS

Subsequent to 30 June 2014, Redeemable Convertible Notes with a cumulative face value of USD 900,000 were converted in return for which Ironridge Global IV, Ltd. received a total of 1,806,265 American Depositary Receipts (representing 54,187,950 ordinary shares).  As a result of these conversions, the face value of the remaining Notes had been reduced to USD 850,000 as at the date of this Report.

On 28 August 2014 the Company announced that it has convened a general meeting for 30 September 2014 to consider approving further conversions under the Company’s existing facility with Ironridge.  Where a conversion occurs after shareholder approval that would reduce the Company’s indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company.

On 31 July 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including 31 May 2019, subject to certain vesting conditions.

On 14 August 2014, the Company announced that it had executed a Settlement and Release Agreement with Histogenetics LLC. New York, USA. The precise commercial terms of this Agreement are covered by formal confidentiality provisions and cannot be disclosed.  This Agreement was achieved as a result of GTG’s continuing patent assertion and monetization efforts in the USA.

On 26 August 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

Apart from these events, there have been no other significant events which have occurred after balance date.